August 21, 2018

David Beling
President, CEO, CFO, Secretary, Treasurer, and Director
Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

       Re: Bullfrog Gold Corp.
           Form 10-K
           Filed March 28, 2018
           File No. 000-54653

Dear Mr. Beling:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K

Bullfrog Project, page 1

1. We note you disclose resources beginning on page 3. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing and remove all resource disclosure. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Beling
Bullfrog Gold Corp.
August 21, 2018
Page 2

      You may contact George K. Schuler at (202) 551-3718 or Pam Howell at
(202) 551-
3357 with any questions.



                                                       Sincerely,
FirstName LastNameDavid Beling
                                                       Division of Corporation
Finance
Comapany NameBullfrog Gold Corp.
                                                       Office of Beverages,
Apparel and
August 21, 2018 Page 2                                 Mining
FirstName LastName